UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 10, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF NO. 60.643.228/0001-21

NIRE 35.300.022.807

Fibria Celulose S.A. Announces Expiration and Final Results of its Modified Dutch Auction Tender Offer for 7.500% Senior Notes due 2020

SÃO PAULO, BRAZIL, July 10, 2012 — Fibria Celulose S.A. (“Fibria”) today announced the expiration and final results of its previously announced cash tender offer (the “Tender Offer”) for up to $510.0 million aggregate principal amount of 7.500% Senior Notes due 2020 (CUSIP Nos. G3400PAB3; 31572UAB2; 31572UAC0) (the “Notes”) issued by Fibria Overseas Finance Ltd., a wholly-owned subsidiary of Fibria.  The Tender Offer expired at 12:00 midnight, New York City time, on July 9, 2012 (the “Expiration Date”). The Tender Offer was made pursuant to the Offer to Purchase, dated June 11, 2012 (the “Offer to Purchase”), and the related letter of transmittal.

Based on information provided by the Tender Agent, $514,376,000 aggregate principal amount of Notes were validly tendered (and not withdrawn) in the Tender Offer on or prior to the Expiration Date, all of which Fibria intends to accept for purchase without amending or extending the Tender Offer.  The “Clearing Price” (as such term is defined in the Offer to Purchase) for the Notes accepted for purchase will be $1,060 per $1,000 principal amount of Notes (the “Total Consideration”), which was determined in accordance with the procedures of a “modified Dutch Auction” as more fully described in the Offer to Purchase.  Holders who validly tendered (and did not withdraw) their Notes on or prior to 5:00 p.m., New York City time, on June 22, 2012 (the “Early Tender Date”), will be entitled to receive the Total Consideration payable under the Tender Offer, which includes an “Early Tender Payment” of $50.00 for each $1,000 principal amount of Notes.  Holders of Notes who validly tendered their Notes after the Early Tender Date, but on or prior to the Expiration Date will receive the Total Consideration less the Early Tender Payment for each $1,000 principal amount of Notes.  In addition, holders will receive accrued and unpaid interest on all Notes tendered and accepted for payment in the Tender Offer from the last interest payment date up to, but not including, the settlement date for the Tender Offer.

The Tender Offer will reduce Fibria’s annual interest expense by approximately $39 million beginning from the third quarter of 2012.  The cash used to consummate the Tender Offer was from a portion of the proceeds from Fibria’s recent public offering of shares in the amount of R$1,361.4 million.  Fibria will continue to pursue actions focused on the generation of free cash flow and reduction of indebtedness in order to achieve Fibria’s desired levels as set forth in its Liability and Liquidity Management Policy, which is available on Fibria’s investor relations website.

Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. served as Dealer Managers for the Tender Offer.  D.F. King & Co., Inc. served as the Information Agent and Tender Agent for the Tender Offer. Questions regarding the Tender Offer should be directed to Deutsche Bank Securities Inc. at (866) 627-0391 (toll-free) or (212) 250-2955 (collect), or Citigroup Global Markets Inc. at (800) 558-3745 (toll-free) or (212) 723-6108 (collect).  This press release is for informational purposes only.

This press release is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes or any other securities. The Tender Offer was made solely pursuant to the terms of the Offer to Purchase and related letter of transmittal. The Tender Offer was not made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Forward-Looking Statements

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 that are not based on historical facts and are not assurances of future results. These forward-looking statements are based on management’s current expectations and estimates about future events and financial trends, which affect or may affect Fibria’s businesses and results of operations. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. These statements include but are not limited to forward-looking statements about the Tender Offer, including whether the Tender Offer is consummated in whole or in part. Although Fibria believes that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to Fibria. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations and Fibria’s future results may differ materially from those expressed in these estimates and forward-looking statements.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this document. Fibria undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

São Paulo, July 10, 2012.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO